

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 19, 2017

Paul L. Robinson
Chief Legal Officer and Corporate Secretary
450 Park Avenue, 30th Floor
New York, NY 10022

> **Re:** **HC2 Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 12, 2017**
> **File No. 333-217274**

Dear Mr. Robinson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Senet S. Bischoff